Filed by BCAC Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Form S-4 File No. 333-262669

Subject Company:

eCombustible Energy LLC

Benessere Capital Acquisition Corp. Announces Record Date for Stockholders to Vote in Favor of Extension Amendment

NEW YORK, June 8, 2022/PRNewswire/ — Benessere Capital Acquisition Corp. (Nasdaq: BENE, BENEU, BENEW, and BENER) (“Benessere” or the “Company”) announced that its board of directors has set the close of business on June 3, 2022 as the record date (the “Record Date”) for Benessere’s special meeting of its stockholders (the “Special Meeting”) to be held to approve a proposal to amend the Company’s charter (the “Extension Amendment”) to extend the date by which the Company has to complete a business combination from July 7, 2022 to January 7, 2023 (the “Extension”).

The Company’s stockholders of record at the close of business on the record date, June 3, 2022, will be entitled to vote the shares of common stock of Benessere owned by them at the Special Meeting. A proxy statement relating to this special meeting has not been finalized or declared effective. Once final, a definitive proxy statement will be mailed together with a proxy card to Benessere’s stockholders and will include the date, time and location of the special meeting.

If the Extension Amendment is approved and the Extension is implemented, the Company’s sponsor will contribute to the Company’s trust account an aggregate amount equal to $0.033 per share of Class A common stock issued in the Company’s initial public offering that is not redeemed, for each calendar month (commencing on July 7, 2022 and on the 7th day of each subsequent month) until January 7, 2023, or portion thereof, that is needed to complete an initial business combination (the “Contribution”). Such Contribution will be made as a loan that will not accrue interest and will be repayable to the sponsor or its designees upon the consummation of an initial business combination. If the full six-month period of the Extension is needed, the Contribution will increase the pro rata portion of the funds available in the Company’s trust account in the event of the consummation of an initial business combination or liquidation from approximately $10.35 per share to approximately $10.55 per share.

The Company had previously announced a June 3, 2022 record date for its special meeting of stockholders to, among other things, vote on the proposed business combination (the “Business Combination”) among Benessere, eCombustible Energy LLC (“eCombustible Energy”), BCAC Holdings Inc. (“BCAC Holdings”), a holding company formed for purposes of effecting the Business Combination with eCombustible Energy, BCAC Purchaser Merger Sub Inc. and BCAC Company Merger Sub Inc. A new record date for this meeting will be announced at a later date.

About Benessere

Benessere is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Benessere’s strategy is to identify and complete business combinations with technology-focused middle market and emerging growth companies in North, Central and South America. For more information, please visit www.benespac.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws, including (without limitation) statements the potential benefits of an Extension and the proposed Business Combination, and the anticipated timing of a stockholder meeting to approve the proposed Business Combination and related record date for determining who is entitled to vote at such meeting. These forward-looking statements are generally identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Benessere’s securities, (ii) the risk that the Business Combination may not be completed by Benessere’s business combination deadline and the potential failure to obtain an extension of the business combination deadline, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the merger agreement by the stockholders of Benessere, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (v) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions, (vi) the effect of the announcement or pendency of the Business Combination on eCombustible Energy’s business relationships, operating results, prospects and business generally, (vii) risks that the proposed Business Combination disrupts current plans and operations of eCombustible Energy, (viii) the outcome of any legal proceedings that may be instituted against eCombustible Energy or against Benessere related to the merger agreement or the proposed Business Combination, (ix) changes in the energy markets in which eCombustible Energy competes, including with respect to its competitive landscape, technology evolution or regulatory changes, (x) changes in domestic and global general economic conditions, (xi) the risk that eCombustible Energy is not able to recognize revenue for its products or secure additional contracts that generate revenue, (xii) risk that eCombustible Energy may not be able to execute its growth strategies; (xiii) risks related to the ongoing COVID-19 pandemic and response, (xiv) risk that eCombustible Energy may not be able to develop and maintain effective internal controls, (xv) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (xvi) risks related to competition in the markets in which eCombustible Energy intends to compete, (xvii) risks related to the early stage of eCombustible Energy’s business, and (xviii) and those factors discussed in Benessere’s filings with the SEC and that that will be contained in the Registration Statement relating to the proposed Business Combination. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the Registration Statement and other documents to be filed by Benessere from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while Benessere and eCombustible Energy may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither of Benessere or eCombustible Energy gives any assurance that Benessere or eCombustible Energy, or the combined company, will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed Business Combination among Benessere, eCombustible Energy and BCAC Holdings, Inc. and its wholly owned subsidiaries, BCAC Holdings has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-262669) (the “Registration Statement”). This Registration Statement includes a document that serves as a preliminary prospectus of BCAC Holdings and a preliminary proxy statement of Benessere and is referred to as a proxy statement/prospectus. The Registration Statement has not become effective. Following the Registration Statement having been declared effective by the SEC, a final prospectus/definitive proxy statement and other relevant documents will be mailed to Benessere’s stockholders as of a record date to be established for voting on the proposed Business Combination.

This communication is not a substitute for the Registration Statement, the final prospectus/definitive proxy statement or any other document that BCAC Holdings has or will file with the SEC, or that Benessere has or will file with the SEC or send to its stockholders, in connection with the proposed Business Combination. Before making any voting or investment decision, investors and security holders of Benessere, eCombustible Energy and BCAC Holdings are advised to read the Registration Statement, all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination, because these documents will contain important information about the proposed Business Combination and the parties to the proposed Business Combination. Investors, security holders and other interested persons will also be able to obtain copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BCAC Holdings or Benessere, free of charge, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Benessere, eCombustible Energy, BCAC Holdings, and certain of their respective directors and officers, under SEC rules, may be deemed to be participants in the eventual solicitation of proxies of Benessere’s stockholders in connection with the proposed Business Combination. Information concerning the interests of Benessere’s, eCombustible Energy’s and BCAC Holdings’ participants in the solicitation, which may, in some cases, be different than the interests of Benessere’s, eCombustible Energy’s and BCAC Holdings’ stockholders and equity holders generally, is set forth in the proxy statement/prospectus contained in the Registration Statement relating to the Business Combination.

Prospective investors and security holders may obtain more detailed information regarding the names and interests in the proposed Business Combination of such individuals in BCAC Holdings’ filings with the SEC, including the Registration Statement, and Benessere’s filings with the SEC, including its Form 10-K filed with the SEC on April 12, 2022. To the extent that holdings of Benessere’s securities have changed since the amounts in Benessere’s Annual Report on Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Such information will also be contained in the final prospectus/definitive proxy statement when available. You may obtain free copies of these documents from the source indicated in the paragraph above.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to buy any security of eCombustible Energy, Benessere, BCAC Holdings or any of their respective affiliates. There shall not be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the laws of any such jurisdiction.

INVESTOR RELATIONS CONTACT

Benessere Capital Acquisition Corp.

Francoise Jakobsson

info@beneinvest.com